Exhibit 17.1

Joel Klopfer

 Letter of Resignation

April 8 2013

Board of Directors

RE: Letter of Resignation

Gentlemen:

I hereby resign from my positions as Chief Executive Officer, President and a director of SafeCode Drug Technologies Corporation. I have had no disagreements with the Company’s operation, policies or practices. I am resigning to pursue other business opportunities.

Very truly yours,

/s/ Joel Klopfer

Joel Klopfer